Exhibit 99.1

IGI Reports Fourth Quarter and Full Year 2021 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, March 3, 2022 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the fourth quarter and full year of 2021.

Highlights for the fourth quarter and full year of 2021 include:

(in millions of U.S. Dollars, except percentages and per share information)

	Quarter Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Gross written premiums	$163.5	$129.5	$545.6	$467.3
Net premiums earned	$86.2	$73.9	$345.2	$283.5
Net underwriting results	$30.6	$14.7	$105.8	$77.4
Total investment income, net (1)	$2.2	$3.4	$14.2	$11.5
Profit for the period	$9.1	$7.6	$43.6	$27.2
Combined ratio (2)	83.8%	96.8%	86.4%	89.3%
Earnings per share (Basic and Diluted) (3)	$0.19	$0.16	$0.89	$0.59
Return on average equity (annualized) (4)	9.2%	8.2%	11.1%	7.9%
Core operating income (4)	$13.6	$4.5	$53.1	$35.6
Core operating earnings per share (Basic and Diluted) (4)	$0.28	$0.09	$1.09	$0.77
Core operating return on average equity (annualized) (4)	13.7%	4.9%	13.6%	10.3%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (3) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-IFRS Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “2021 was another excellent year for IGI as we reported consistently strong quarterly underwriting results and earnings, culminating in one of the best years in our 20-year history.”

“IGI is a diverse group of individual risk underwriters with recognized expertise in many specialty lines. We have grown our business organically since inception, and the past two years have seen an acceleration of that. In 2021, on the back of significant growth in 2020, we increased our gross premiums more than 16% to $546 million, expanding into new lines and markets. We reported record underwriting income for the fourth quarter and year in 2021 and a combined ratio of 83.8% for the fourth quarter and 86.4% for the year. With our asset base now approaching $1.5 billion, we expect to continue our strong performance in 2022, focusing on our core strengths and capitalizing on sector tail winds.”

“As we mark our twentieth year in business, I’m deeply proud of our successes and the commitment and focus demonstrated by our people at IGI,” Mr. Jabsheh said. “We have achieved these record results and continued to deliver high levels of service to our clients while continuing to navigate a prolonged period of global uncertainty. I look forward to our future with confidence, knowing that we are building on a very solid foundation that will continue to deliver strong total value creation to all our stakeholders.”

Results for the Quarters and Years ended December 31, 2021 and 2020

Profit for the quarter ended December 31, 2021 was $9.1 million, compared to profit of $7.6 million for the quarter ended December 31, 2020.

Core operating income, a non-IFRS measure defined below, was $13.6 million for the quarter ended December 31, 2021, a significant increase over the core operating income of $4.5 million for the comparable period in 2020. The improvement in core operating income in the fourth quarter of 2021 was primarily the result of an increase in net premiums earned and a lower level of net claims and claim adjustment expenses when compared to the same quarter in 2020. The quarter ended December 31, 2021 benefited from a 13.0 point improvement in the combined ratio primarily driven by an increase in net premiums earned and favorable development of net loss reserves from prior accident years compared to unfavorable development for the same period in 2020.

The core operating return on average equity (annualized) increased 8.8 points to 13.7% for the fourth quarter of 2021 compared to the fourth quarter of 2020.

Profit was $43.6 million for the year ended December 31, 2021, compared to profit of $27.2 million for the year ended December 31, 2020.

Core operating income was $53.1 million for the year ended December 31, 2021 compared to core operating income of $35.6 million for the year ended December 31, 2020. The improvement in core operating income in the full year of 2021 compared to the full year of 2020 was primarily driven by an increase in net premiums earned and total investment income, net, partially offset by an increase in net claims and claim adjustment expenses, net policy acquisition expenses, and general and administrative expenses.

The core operating return on average equity increased 3.3 points to 13.6% for the full year of 2021 from 10.3% for the full year of 2020.

Underwriting Results

The net underwriting results improved to $30.6 million for the fourth quarter of 2021 from $14.7 million for the fourth quarter of 2020, largely driven by growth in net premiums earned and a lower level of net claims and claim adjustment expenses.

Gross written premiums were $163.5 million for the quarter ended December 31, 2021, representing growth of 26.3% compared to gross written premiums of $129.5 million for the quarter ended December 31, 2020. The increase in gross written premiums was the result of new business generated across all segments and virtually all lines, as well as rate increases on existing business.

The net claims and claims expense ratio was 46.8% for the quarter ended December 31, 2021, compared to 59.8% for the quarter ended December 31, 2020, primarily driven by favorable development of net loss reserves from prior accident years of $5.7 million or 6.6 points, compared to unfavorable development of $5.4 million or 7.3 points for the quarter ended December 31, 2020, coupled with the increase in net premiums earned. The favorable development of net loss reserves for prior accident years in the fourth quarter of 2021 was primarily in the Long-tail Segment and to a lesser extent in the Reinsurance Segment.

The general and administrative expense ratio increased 2.4 points to 19.3% in the fourth quarter of 2021, largely due to increased costs in salaries related to new hires and investment in technology infrastructure to support the Company’s growth, as well as some non-recurring legal and professional fees.

The combined ratio for the quarter ended December 31, 2021 was 83.8% compared to 96.8% for the quarter ended December 31, 2020 and benefited from an increase in net premiums earned and favorable development of net loss reserves from prior accident years during the quarter.

The net underwriting results improved to $105.8 million for the year ended December 31, 2021 from $77.4 million for the year ended December 31, 2020, largely driven by growth in net premiums earned.

Gross written premiums were $545.6 million for the year ended December 31, 2021, compared to $467.3 million for the year ended December 31, 2020, representing an increase of 16.8%. The increase in gross written premiums was the result of new business generated in all segments and across virtually all lines as well as rate increases on existing business. While market conditions remained positive, the Company also continued to further refine its existing portfolio, achieving improved terms and conditions for the full year of 2021.

The net claims and claims expense ratio was 51.0% for the year ended December 31, 2021, compared to 53.5% for the year ended December 31, 2020. The net claims and claims expense ratio benefitted from higher favorable development of net loss reserves from prior accident years of $16.1 million, or 4.7 points, for the full year of 2021, compared to favorable development of $6.1 million, or 2.2 points, for the full year 2020, coupled with the increase in net premiums earned. The favorable development of net loss reserves from prior accident years for the full year 2021 was recorded primarily in the Long-tail Segment and to a lesser extent in the Short-tail and Reinsurance segments.

The general and administrative expense ratio increased 0.5 point to 17.1% for the full year 2021, when compared to the full year 2020, as the higher net premiums earned for the full year 2021 largely offset increased salary costs from new hires, increased technology infrastructure costs and non-recurring legal and professional costs.

The combined ratio for the year ended December 31, 2021 was 86.4%, compared to 89.3% for the year ended December 31, 2020.

Segment Results

The Long-tail Segment, which represented approximately 44% of the Company’s gross written premiums for the full year 2021, includes all professional and financial lines written by the Company, including D&O, professional indemnity, financial institutions, legal expenses, as well as surety, marine liability, inherent defects insurance, and general third-party liability (non-U.S. casualty).

Gross written premiums for the fourth quarter of 2021 in the Long-tail Segment increased 20.1% to $82.9 million from $69.0 million for the fourth quarter of 2020. Net premiums earned for the quarter ended December 31, 2021 were $40.0 million, compared to $38.5 million in the comparable quarter in 2020. The net underwriting results for this segment were a profit of $11.3 million for the fourth quarter of 2021, compared to a loss of $0.4 million in the fourth quarter of 2020. The growth in net underwriting results was primarily due to higher net premiums earned, coupled with a lower level of net claims and claim adjustment expenses in the fourth quarter of 2021, which benefited from favorable development of net loss reserves from prior accident years. This compares to the fourth quarter of 2020, which was negatively impacted by unfavorable development of net loss reserves from prior accident years.

Gross written premiums for the full year of 2021 in the Long-tail Segment were $239.6 million, representing an increase of 13.8% from $210.5 million for the full year 2020. Net premiums earned for the full year of 2021 were $167.6 million, compared to $141.4 million for the full year of 2020. The net underwriting results for this segment were $50.9 million for the full year of 2021, compared to $25.5 million for the comparable period in 2020. The growth in net underwriting results was primarily due to the higher level of net premiums earned in 2021 coupled with a lower level of net claims and claim adjustment expenses, which benefited from higher favorable development of net loss reserves from prior accident years, partially offset by an increase in net policy acquisition expenses.

The Short-tail Segment, which represented approximately 52% of the Company’s gross written premiums for the full year of 2021, includes energy, property, general aviation, ports and terminals, marine trades, marine cargo, contingency, construction and engineering, and political violence.

Gross written premiums for the fourth quarter of 2021 in the Short-tail Segment were $76.6 million, an increase of 32.8% compared to $57.7 million in the fourth quarter of 2020. Net premiums earned for the quarter ended December 31, 2021 were $39.7 million, compared to $30.0 million in the comparable quarter in 2020. The net underwriting results for this segment were $20.3 million for the fourth quarter of 2021, compared to $2.5 million for the comparable quarter in 2020. The fourth quarter of 2021 benefited from the increase in net premiums earned, partially offset by an increase in net claims and claim adjustment expenses, primarily relating to the South Africa riots in the political violence line of business.

Gross written premiums for the full year 2021 in the Short-tail Segment increased to $282.0 million, compared to $237.5 million for the full year of 2020. Net premiums earned for the full year of 2021 were $153.9 million, compared to $123.2 million for the full year of 2020. The net underwriting results for this segment were $52.5 million for the full year of 2021, compared to $42.4 million for the full year of 2020. The full year 2021 net underwriting results benefited from the increase in net premiums earned, partially offset by an increase in net claims and claim adjustment expenses, primarily relating to the South Africa riots in the political violence line of business, and an increase in net policy acquisition expenses.

The Reinsurance Segment, which represented approximately 4% of the Company’s gross written premiums for the full year of 2021, includes the Company’s inwards reinsurance portfolio.

Gross written premiums for the fourth quarter of 2021 in the Reinsurance Segment were $4.0 million, compared to $2.8 million in the fourth quarter of 2020. Net premiums earned for the quarter ended December 31, 2021 were $6.5 million, compared to $5.4 million for the comparable quarter in 2020. The net underwriting results for this segment were a loss of $1.0 million for the fourth quarter of 2021, primarily driven by a higher level of net claims and claim adjustment expenses, including the European floods, compared to a profit of $2.6 million in the fourth quarter of 2020.

Gross and net written premiums for the full year of 2021 in the Reinsurance Segment were $24.0 million, compared to $19.3 million for the full year 2020. Net premiums earned for the full year of 2021 were $23.7 million, compared to $18.9 million for the full year of 2020. The net underwriting results for this segment were $2.4 million for the full year of 2021, compared to $9.5 million for the full year of 2020. The lower net underwriting results in 2021 compared to 2020 was primarily attributable to a higher level of net claims and claim adjustment expenses, including the European floods.

Foreign Exchange Gains (Losses)

The gain on foreign exchange in the fourth quarter of 2021 was $3.2 million, compared to $ 6.2 million in the fourth quarter of 2020, both of which largely represent currency revaluation gain. When compared with the fourth quarter of 2020, the fourth quarter of 2021 saw a lesser degree of favorable currency movement in the Company’s major transactional currencies (namely Pound Sterling, Euro and Australian Dollar) against the U.S. Dollar.

The loss on foreign exchange for the full year of 2021 was $4.9 million compared to a gain of $2.5 million for the full year of 2020. The loss for the full year of 2021 was primarily driven by the currency revaluation losses recorded in non-U.S. Dollar monetary assets due to the weakening of the Company’s major transactional currencies from December 31, 2020 to December 31, 2021. The gain recorded for the full year 2020 reflected strengthening of these underlying currencies against the U.S. Dollar.

Investment Results

Total investment income was a loss of $4.0 million in the fourth quarter of 2021, compared to a gain of $4.5 million in the fourth quarter of 2020. The fourth quarter of 2021 includes a share of loss from associates amounting to $7.0 million, related to the Company’s share of Lebanon-based real estate, which has been impacted by a significant decline in the fair value of commercial properties due to ongoing local geopolitical issues coupled with the prevailing hyper inflationary environment in Lebanon. Total real estate holdings (owned directly and through IGI’s investments in associates in Lebanon) at December 31, 2021 were $22.0 million, and included a write down of 50.9% of the Company’s share of real estate in Lebanon. Total real estate holdings at December 31, 2020, were $31.6 million. Total investment income, net (which excludes realized and unrealized gains and losses on investments, realized and fair value gains or losses on investment properties, expected credit losses on investments, and the share of profit or loss from associates) was $2.2 million and $3.4 million for the quarters ended December 31, 2021 and December 31, 2020, respectively. This represented an annualized investment yield of 1.0% on the average total investments and cash portfolio (comprised of cash and cash equivalents and term deposits) in the fourth quarter of 2021, compared to 1.8% in the corresponding period in 2020. Excluding cash and bank balances, the Company’s total investments and cash portfolio produced an investment yield of 1.3% in both the fourth quarters of 2021, compared to 2.2% in the corresponding period in 2020.

Total investment income was $8.8 million for the full year of 2021 compared to $8.5 million for the full year of 2020. Total investment income for the full year of 2021 includes a share of loss from associates of $7.3 million, related to the Company’s share of Lebanon-based real estate, as above. Total investment income, net (which excludes realized and unrealized gains and losses, expected credit losses on investments, and the share of loss from associates) was $14.2 million and $11.5 million for the years ended December 31, 2021 and December 31, 2020, respectively. This represented an investment yield of 1.7% for the full year of 2021 and 2020. Excluding cash and bank balances, the company’s total investments and cash portfolio produced an investment yield of 2.1% for the full year of 2021, compared to 2.2% yield for the full year of 2020.

The cash portfolio totaled $422.1 million at December 31, 2021, representing 46.2% of the Company’s total investments and cash portfolio, compared to $305.6 million at December 31, 2020, when it represented 39.4%. Total investments includes investments, investment in associates, and investment properties and totaled $914.3 million at December 31, 2021 compared to $775.3 million at December 31, 2020.

Total Equity

Total equity at December 31, 2021 was $401.9 million, compared to $381.0 million at December 31, 2020. The movement in total equity during the fourth quarter and year ended December 31, 2021 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended December 31, 2021	Year Ended December 31, 2021
Total Equity at beginning of period	$395.5	$381.0
Profit for the period	$9.1	$43.6
Net change in fair value reserves for investments through other comprehensive income	$(4.7)	$(9.8)
Change in foreign currency translation reserve	$1.5	$1.3
Issuance of restricted share awards	$0.5	$1.9
Cash dividends declared during the period	-	$(16.1)
Total Equity at December 31, 2021	$401.9	$401.9

Book value per share was $8.83 at December 31, 2021, representing growth of 5.2% from $8.39 at December 31, 2020.

Separately, during the fourth quarter of 2021, Chairman and CEO Wasef Jabsheh purchased an aggregate of 139,516 common shares of the Company for approximately $1.09 million in open market transactions.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share data)	2021	2020	2021	2020

Gross written premiums	$163.5	$129.5	$545.6	$467.3
Reinsurers’ share of insurance premiums	$(52.7)	$(39.4)	$(163.0)	$(128.9)
Net written premiums	$110.8	$90.1	$382.6	$338.4
Net change in unearned premiums	$(24.6)	$(16.2)	$(37.4)	$(54.9)
Net premiums earned	$86.2	$73.9	$345.2	$283.5
Net claims and claim adjustment expenses	$(40.4)	$(44.3)	$(176.2)	$(151.7)
Net policy acquisition expenses	$(15.2)	$(14.9)	$(63.2)	$(54.4)
Net underwriting results	$30.6	$14.7	$105.8	$77.4
Net investment income (1)	$3.0	$4.8	$16.1	$10.0
Share of loss from associates (1)	$(7.0)	$(0.3)	$(7.3)	$(1.5)
General and administrative expenses	$(16.7)	$(12.5)	$(58.9)	$(46.9)
Other expenses, net (2)	$(2.6)	$(1.0)	$(6.0)	$(4.4)
Change in fair value of derivative financial liability	$(0.9)	$(3.3)	$0.7	$(4.4)
Listing related expenses	-	-	-	$(3.4)
Gain (loss) on foreign exchange	$3.2	$6.2	$(4.9)	$2.5
Profit before tax	$9.6	$8.6	$45.5	$29.3
Income tax	$(0.5)	$(1.0)	$(1.9)	$(2.1)
Profit for the period	$9.1	$7.6	$43.6	$27.2
Basic and diluted earnings per share attributable to equity holders(3)	$0.19	$0.16	$0.89	$0.59

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position

(in millions of U.S. Dollars)	As at December 31, 2021 (Unaudited)	As at December 31, 2020 (Audited)
ASSETS
Cash and cash equivalents	$242.1	$133.4
Term deposits	$180.0	$172.2
Insurance receivables	$179.4	$166.6
Investments (4)	$470.2	$438.1
Investment in associates (4)	$5.7	$11.6
Reinsurance share of outstanding claims	$182.3	$187.5
Reinsurance share of unearned premiums	$64.1	$50.1
Deferred excess of loss premiums	$17.2	$17.1
Deferred policy acquisition costs	$64.8	$55.2
Deferred tax assets	$0.6	-
Other assets	$10.0	$9.5
Investment properties (4)	$16.3	$20.0
Property, premises and equipment	$14.9	$13.2
Intangible assets	$4.3	$4.7
TOTAL ASSETS	$1,451.9	$1,279.2

LIABILITIES
Gross outstanding claims	$575.9	$492.3
Gross unearned premiums	$328.8	$277.2
Insurance payables	$89.5	$83.5
Other liabilities	$29.2	$20.5
Derivative financial liability	$12.9	$13.6
Deferred tax liabilities	-	$0.1
Unearned commissions	$13.7	$11.0
TOTAL LIABILITIES	$1,050.0	$898.2

EQUITY
Common shares at par value	$0.5	$0.5
Share premium	$159.5	$157.6
Foreign currency translation reserve	$1.0	$(0.3)
Fair value reserves	$8.4	$18.2
Retained earnings	$232.5	$205.0
TOTAL EQUITY	$401.9	$381.0
TOTAL LIABILITIES AND EQUITY	$1,451.9	$1,279.2

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020

Net claims and claim expense ratio (a)	46.8%	59.8%	51.0%	53.5%
Net policy acquisition expense ratio (b)	17.7%	20.1%	18.3%	19.2%
General and administrative expense ratio (c)	19.3%	16.9%	17.1%	16.6%
Expense ratio (d)	37.0%	37.0%	35.4%	35.8%
Combined ratio (e)	83.8%	96.8%	86.4%	89.3%

(a)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned. The split of net claims and claims expense ratio between current accident year, current year CAT losses and prior years’ loss development is as follows:

	Quarter Ended December 31,				Year Ended December 31,
	2021		2020		2021		2020
(in millions of U.S. Dollars, except percentages)	Claims and claim adjustment expenses	% of net premiums earned	Claims and claim adjustment expenses	% of net premiums earned	Claims and claim adjustment expenses	% of net premiums earned	Claims and claim adjustment expenses	% of net premiums earned
Current year net incurred claims	$40.4	46.8%	$44.3	59.8%	$176.2	51.0%	$151.7	53.5%
Minus: Current accident year CAT losses	$9.9	11.5%	$6.3	8.5%	$28.9	8.4%	$13.5	4.8%
Minus: Effect of prior years’ development	$(5.7)	(6.6%)	$5.4	7.3%	$(16.1)	(4.7%)	$(6.1)	(2.2%)
Current accident year (before CAT losses)	$36.2	41.9%	$32.6	44.0%	$163.4	47.3%	$144.3	50.9%

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the net claims and claim expense ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at December 31, 2021	As at December 31, 2020
Cash and cash equivalents and term deposits	$422.1	$305.6
Total investments ***	$492.2	$469.7
Total Investments and cash portfolio	$914.3	$775.3

Common shares outstanding (in millions)*	48.9	48.5
Minus: Unvested shares (in millions)**	3.4	3.1
Number of vested common outstanding shares (in millions) (a)	45.5	45.4

Total equity (b)	$401.9	$381.0
Book value per share (b)/(a)	$8.83	$8.39

*	Common shares issued and outstanding as at December 31, 2021 and December 31, 2020 are as follows:

No. of shares as at
December 31, 2021
Common shares as of December 31, 2020	45,426,251
Vested restricted share awards	44,833
Common shares as of December 31, 2021	45,471,084

Earnout shares as of December 31, 2021	3,012,500
Unvested restricted share awards as of December 31, 2021	396,857
Total unvested shares as of December 31, 2021	3,409,357
Total Common shares outstanding	48,880,441

No. of shares as at December 31, 2020

Common shares as of December 31, 2020	45,426,251

Earnout shares as of December 31, 2020	3,012,500
Unvested restricted share awards as of December 31, 2020	134,500
Total unvested shares as of December 31, 2020	3,147,000
Total Common shares outstanding	48,573,251

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued in 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest as per the respective Restricted Share Award Agreements. As at December 31, 2021, the vesting conditions attached to both Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for both basic and diluted earnings per share.

***	See Note 4 in the “Notes to Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended December 31, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$82.9	$76.6	$4.0	$163.5
Reinsurers’ share of insurance premiums	$(25.4)	$(27.3)	-	$(52.7)
Net written premiums	$57.5	$49.3	$4.0	$110.8
Net change in unearned premiums	$(17.5)	$(9.6)	$2.5	$(24.6)
Net premiums earned	$40.0	$39.7	$6.5	$86.2

Net claims and claim adjustment expenses	$(20.6)	$(13.3)	$(6.5)	$(40.4)
Net policy acquisition expenses	$(8.1)	$(6.1)	$(1.0)	$(15.2)
Net underwriting results	$11.3	$20.3	$(1.0)	$30.6

For the quarter ended December 31, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$69.0	$57.7	$2.8	$129.5
Reinsurers’ share of insurance premiums	$18.0)	$(21.4)	-	$(39.4)
Net written premiums	$51.0	$36.3	$2.8	$90.1
Net change in unearned premiums	$(12.5)	$(6.3)	$2.6	$(16.2)
Net premiums earned	$38.5	$30.0	$5.4	$73.9

Net claims and claim adjustment expenses	$(31.0)	$(11.4)	$(1.9)	$(44.3)
Net policy acquisition expenses	$(7.9)	$(6.1)	$(0.9)	$(14.9)
Net underwriting results	$(0.4)	$12.5	$2.6	$14.7

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the Year Ended December 31, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$239.6	$282.0	$24.0	$545.6
Reinsurers’ share of insurance premiums	$(61.8)	$(101.2)	-	$(163.0)
Net written premiums	$177.8	$180.8	$24.0	$382.6
Net change in unearned premiums	$(10.2)	$(26.9)	$(0.3)	$(37.4)
Net premiums earned	$167.6	$153.9	$23.7	$345.2

Net claims and claim adjustment expenses	$(86.2)	$(72.6)	$(17.4)	$(176.2)
Net policy acquisition expenses	$(30.5)	$(28.8)	$(3.9)	$(63.2)
Net underwriting results	$50.9	$52.5	$2.4	$105.8

For the Year Ended December 31, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$210.5	$237.5	$19.3	$467.3
Reinsurers’ share of insurance premiums	$(37.2)	$(91.7)	-	$(128.9)
Net written premiums	$173.3	$145.8	$19.3	$338.4
Net change in unearned premiums	$(31.9)	$(22.6)	$(0.4)	$(54.9)
Net premiums earned	$141.4	$123.2	$18.9	$283.5

Net claims and claim adjustment expenses	$(88.8)	$(56.6)	$(6.3)	$(151.7)
Net policy acquisition expenses	$(27.1)	$(24.2)	$(3.1)	$(54.4)
Net underwriting results	$25.5	$42.4	$9.5	$77.4

For the quarter and year ended December 31, 2021, ‘inherent defects insurance’ and ‘marine trades’ lines of business have been presented under the Long-tail and Short-tail segments, respectively, for the purpose of segment reporting. Accordingly, the quarter and year ended December 31, 2020 comparatives have been reclassed to conform to the current presentation.

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of net investment income and share of loss from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income, net, used to calculate investment yield:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except percentages)	2021	2020	2021	2020
Net investment income*	$3.0	$4.8	$16.1	$10.0
Share of loss from associates	$(7.0)	$(0.3)	$(7.3)	$(1.5)
Total investment income	$(4.0)	$4.5	$8.8	$8.5
Minus
Realized gain (loss) on investments	-	$(0.2)	$0.3	$1.2
Unrealized gain (loss) on investments	$1.0	$2.7	$3.1	$(0.2)
Realized loss on investment properties	-	$(0.2)	-	$(0.2)
Fair value loss on investment properties	$(0.1)	$(0.8)	$(1.3)	$(2.0)
Expected credit losses on investments	$(0.1)	$(0.1)	$(0.2)	$(0.3)
Share of loss from associates	$(7.0)	$(0.3)	$(7.3)	$(1.5)
Total investment income, net (a)	$2.2	$3.4	$14.2	$11.5

Average investments and cash portfolio, at cost, excluding cash & bank balances (b1)	$689.5	$613.5	$666.7	$525.5
Average investments and cash portfolio, at cost (b2)	$881.5	$728.7	$827.3	$667.0
Investment Yield (a) / (b1) annualized	1.3%	2.2%	2.1%	2.2%
Investment Yield (a) / (b2) annualized	1.0%	1.8%	1.7%	1.7%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized and unrealized gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses.

(2)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars)	2021	2020	2021	2020

Other revenues	$0.4	$0.2	$1.9	$0.4
Other expenses	$(0.6)	$(0.9)	$(2.7)	$(1.9)
Impairment loss on insurance receivables	$(2.4)	$(0.3)	$(5.2)	$(2.9)
Other expenses, net	$(2.6)	$(1.0)	$(6.0)	$(4.4)

(3)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except share and per share information)	2021	2020	2021	2020
Profit for the period	$9.1	$7.6	$43.6	$27.2
Minus: Profit attributable to the Earnout Shares	$0.5	$0.5	$2.7	$1.7
Minus: Profit attributable to the Restricted Shares	$0.1	-	$0.3	$0.1
Net profit for the period attributable to equity holders (a)	$8.5	$7.1	$40.6	$25.4
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	45.4	45.5	43.0
Basic and diluted earnings per share attributable to equity holders (a/b)	$0.19	$0.16	$0.89	$0.59

(4)	Total Investments includes the following:

	As at
(in millions of U.S. Dollars)	December 31, 2021	December 31, 2020
Investments	$470.2	$438.1
Investment properties	$16.3	$20.0
Investments in associates	$5.7	$11.6
Total investments	$492.2	$469.7

International General Insurance Holdings Ltd.

Non-IFRS Financial Measures

In presenting IGI’s results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except percentages)	2021	2020	2021	2020
Net premiums earned (a)	$86.2	$73.9	$345.2	$283.5
Net Claims and claim adjustment expenses (b)	$(40.4)	$(44.3)	$(176.2)	$(151.7)
Net Policy acquisition expenses (c)	$(15.2)	$(14.9)	$(63.2)	$(54.4)
General and administrative expenses (d)	$(16.7)	$(12.5)	$(58.9)	$(46.9)
Prior years (favorable) unfavorable development (e)	$(5.7)	$5.4	$(16.1)	$(6.1)
CAT losses (f)*	$9.9	$6.3	$28.9	$13.5

Combined ratio ((b+c+d)/a)**	83.8%	96.8%	86.4%	89.3%
Minus: Prior years (favorable) unfavorable development (e/a)	(6.6)%	7.3%	(4.7)%	(2.2)%
Accident year combined ratio	90.4%	89.5%	91.1%	91.5%
Minus: CAT losses on an accident year basis (f/a)	11.5%	8.5%	8.4%	4.8%
Accident year combined ratio prior to CAT losses	78.9%	81.0%	82.7%	86.7%

*	The CAT losses for the fourth quarter of 2021 include $3.1 million of reserves recorded for the 2021 South Africa riots and Afghanistan political unrest (in the political violence line in the Short-tail Segment) and $4.5 million of reserves for the 2021 floods in Europe (in the Reinsurance Segment). The CAT losses for the full year 2021 include $14.7 million of reserves recorded for the 2021 South Africa riots and Afghanistan political unrest (in the political violence line in the Short-tail Segment) and $8.4 million of reserves for the 2021 floods in Europe (in the Reinsurance Segment).

**	See “Supplementary Financial Information - Condensed Consolidated Statements of Income (Unaudited).”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Statements of Income” from profit for the period and tax effecting each line item (resulting in each item being a non-IFRS measure), as illustrated in the table below:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except for percentages and per	2021	2020	2021	2020
share data)
Profit for the period	$9.1	$7.6	$43.6	$27.2
Reconciling items between profit for the period and core operating income:
Realized (gain) loss on investments (tax adjusted) (i)	-	$0.2	$(0.3)	$(1.1)
Expected credit losses on investments	$0.1	$0.1	$0.2	$0.3
Unrealized loss on investments (tax adjusted) (i)	$(1.0)	$(2.6)	$(3.0)	-
Realized loss on investment properties	-	$0.2	-	$0.2
Fair value loss on investment properties	$0.1	$0.8	$1.3	$2.0
Fair value loss on investment properties held through associates (ii)	$7.0	$0.3	$7.3	$1.5
Change in fair value of derivative financial liability	$0.9	$3.3	$(0.7)	$4.4
Listing related expenses	-	-	-	$3.4
(Gain) loss on foreign exchange (tax adjusted) (i)	$(2.6)	$(5.4)	$4.7	$(2.3)
Core operating income	$13.6	$4.5	$53.1	$35.6
Average shareholders’ equity (iii)	$398.7	$375.2	$391.4	$346.6
Core operating return on average equity (annualized) (iv) and (vi)	13.7%	4.9%	13.6%	10.3%
Basic and diluted core operating earnings per share (v)	$0.28	$0.09	$1.09	$0.77
Return on average equity (annualized) (vi)	9.2%	8.2%	11.1%	7.9%

i.	Represents a non-IFRS financial measure as components within the line-item balances for Net investment income and (Loss) gain on foreign exchange reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Fair value loss on investment properties held through associates has been excluded from core operating income for the quarter and year ended December 31, 2021. Accordingly, the quarter and year ended December 31, 2020 comparatives have been excluded from the determination of core operating income to conform to the current presentation.

iii.	Represents the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iv.	Represents annualized core operating income for the period divided by average shareholders’ equity.

v.	Represents core operating income attributable to vested equity holders divided by weighted average number of shares – basic and diluted as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2021	2020	2021	2020
Core operating income	$13.6	$4.5	$53.1	$35.6
Minus: Core operating income attributable to the Earnout Shares subject to vesting	$0.8	$0.3	$3.3	$2.2
Minus: Core operating income attributable to the Restricted Shares Awards subject to vesting	$0.1	-	$0.4	$0.1
Core operating income for the period attributable to vested equity holders (a)	$12.7	$4.2	$49.4	$33.3
Weighted average number of common shares – basic and diluted (in millions of shares) (b)	45.5	45.4	45.5	43.0
Basic and diluted core operating earnings per share (a/b)	$0.28	$0.09	$1.09	$0.77

vi.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year.

The Company has posted a Fourth Quarter 2021 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com